

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2013

Via E-mail
Jin Huang
President and Chief Executive Officer
Ambow Education Holding Ltd.
18th Floor, Building A
Chengjian Plaza, No. 18
BeiTaiPingZhuang Rd, Haidian District
Beijing PRC 1000088

> **Re:** **Ambow Education Holding Ltd.**
> **Form 20-F for fiscal year ended December 31, 2011**
> **Filed May 29, 2012**
> **Response filed May 2, 2013**
> **File No. 001-34824**

Dear Dr. Huang:

We have reviewed your response dated May 2, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for fiscal year ended December 31, 2011

Organizational Structure, page 45

1. We note your responses to comments 1-3. Specifically, we note your organizational chart provided as Annex A to your response letter dated May 2, 2013, provides a straight line representing both equity interests in the tutoring centers in the form companies and sponsorship interests in private schools. Please revise your organizational chart to use a separate marking that clearly distinguishes between equity interest for companies and sponsorship interest for private schools. Further, we note your response to comments 2 and 3 indicating that a sponsorship interest under the Law of Promoting Private Education is "substantially similar and functional equivalent" to the equity interest under

the PRC Company Law. As noted in our prior comment 2 in our letter dated April 4, 2013, please revise your disclosure to clearly distinguish between equity interests under the PRC Company Law and sponsorship interests under the Law of Promoting Private Education.

Note 1.d. VIE arrangements, page F-13

2. Please tell us the impact consolidation of Ambow Shida had on your financial position, financial performance and cash flows for the past two years.

3. Please describe to us the history of how the shareholders of Ambow Shida came to own their shares. In your response, explain at a minimum the following:

   a. Whether the three shareholders have always owned the shares;
   b. If not, who owned the shares prior their gaining ownership;
   c. When did they obtain ownership and whether they paid any consideration to get ownership; and
   d. Who nominated them to be nominee shareholders.

4. Please expand your disclosures to describe all relationships with the VIE shareholders, including their nominee relationship and employment relationship.

5. Please tell us whether any other individual (e.g., Dr. Huang) or entity can replace these individuals as nominee shareholders of Ambow Shida.

6. We note that the VIE shareholders are also employees of the Ambow Education Holding Ltd. Please tell us whether Dr. Huang as Chief Executive Officer has the unilateral ability to terminate their employment. If not, explain to us who must approve their termination.

7. Please disclose the amount of cash disaggregated by currency denomination as of the most recent balance sheet dates in each jurisdiction in which your affiliated entities are domiciled. For entities within China, disclose the amount of cash held by VIEs separately from the amount of cash held by other entities.

You may contact Dean Suehiro, Staff Accountant, at (202) 551-3384, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper,

Jin Huang
Ambow Education Holding Ltd.
May 17, 2013
Page 3

Attorney-Advisor, at (202) 551-3359, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
       Shuang Zhao, Esq.